Form 10-K, Exhibit 13
period 1996-12-31
CBL & ASSOCIATES PROPERTIES INC
filed 1997-03-31
CIK 910612

1996 ANNUAL REPORT
                DELIVERING CONSISTENT PERFORMANCE
                CBL & ASSOCIATES PROPERTIES, INC.


COMPANY PROFILE

CBL & Associates Properties, Inc. is a self-managed and self-administered Real Estate Investment Trust with a fully integrated team of professionals focused on increasing shareholder value through:

- Developing new retail properties with profitable returns on capital and growth potential for the future.
- Maximizing the cash flow from our existing portfolio of regional malls, community shopping centers, single anchor tenant buildings and other retail complexes through aggressive leasing, management and marketing.
- Expanding and renovating our existing properties to maintain their competitive position.
- Acquiring existing retail properties where cash flow can be enhanced by improved management, improved leasing, redevelopment and expansion.
- Providing management services for retail properties for third parties.

CBL & Associates Properties, Inc. has a portfolio of 117 owned and managed properties totaling 22.8 million square feet. The properties are located primarily in the growing Southeast and select markets in the northeastern United States.

Cover: Westgate Mall, Spartanburg, South Carolina

                CBL & ASSOCIATES PROPERTIES, INC.
Headquarters/Regional Offices - Malls - Associated Centers - Community Centers
MAP

                      FINANCIAL HIGHLIGHTS

(In thousands, except per share data and number of properties)



                                                Years Ended December 31,
                                                ------------------------

                                                  1996            1995
FOR THE YEAR
Revenues                                        $  146,805        $ 131,727
Funds from Operations                           $   61,997        $  51,686
Net income before extraordinary item            $   35,243        $  20,349
Dividends declared                              $   35,136        $  29,799

PER SHARE
Funds from Operations                           $     2.05        $    1.90
Net income excluding extraordinary item         $     1.69        $    1.14
Dividends declared                              $     1.68        $    1.59

AT YEAR END
Total assets                                    $1,025,925        $ 814,168
Mortgage notes payable                          $  590,295        $ 392,754
Minority interest                               $  114,425        $ 113,692
Shareholders' equity                            $  272,804        $ 270,892
Common shares - as if Operating
  Partnership Units fully converted                 30,374           30,211
Shopping center square footage                      20,258           18,835
Number of properties                                   108              105

               GRAPH GROWTH IN PORTFOLIO GLA (Square feet in millions)
                                   Under Construction

LETTER TO THE SHAREHOLDERS

    Our challenge for 1996 was to profitably navigate the ever changing retail trends and increased competition in the shopping center business. We were able to meet this challenge through enhancements to our existing portfolio, a strong development program, a record amount of acquisitions and the strengthening of our balance sheet. Our efforts resulted in the following highlights for 1996:

        -      Funds from operations increased 19.9% to $61,997,000

        -      Funds from operations per share increased 7.9% to $2.05

        -      Revenues increased 11.4% to $146,805,000

        -      Income before extraordinary items rose 73.2% to $35,243,000

    During 1996, we were able to enhance our portfolio through renovations and expansions of existing centers as well as the selective dispositions of five of our community centers. Some of our major activities were:

        - Redevelopment, expansion and renovation of Westgate Mall in Spartanburg, South Carolina.

        - Renovation of Twin Peaks Mall (Longmont, Colorado) and Pemberton Square (Vicksburg, Mississippi).

        -      Expansion of Cinemark Theater at Plaza del Sol (Del Rio,
               Texas).

        -      Remodeling of five community centers.

    We will make further enhancements to our existing centers in 1997 by adding a new Dillard's to Twin Peaks Mall (Longmont, Colorado) and to Frontier Mall (Cheyenne, Wyoming), renovating and adding Goody's to Foothills Mall (Maryville, Tennessee), which was converted to an owned property from a mortgage property in 1996, and remodeling seven community centers.

    In addition to Westgate Mall, we opened five new community centers during 1996, totaling over 866,000 square feet:

        -      Lowe's Home Improvement Center in Adrian, Michigan

        -      Devonshire Place in Raleigh (Cary), North Carolina

        -      Chester Square in Richmond, Virginia

        -      Kingston Overlook in Knoxville, Tennessee

        -      LaGrange Commons in LaGrange, New York

    As active as our development program was in 1996, we expect 1997 will be even stronger. In the thirty-five years I have been in the shopping center business, we have never had a development program as impressive as the 3.1 million square feet of centers under construction today. We have one mall, two power centers, two associated centers and four community centers opening in 1997.

    Acquisitions kept pace with our new developments in 1996. First, we acquired St. Clair Square, a super regional mall in Fairview Heights, Illinois, a suburb of St. Louis, Missouri. Next, we purchased an existing mall plus adjoining acreage that we are redeveloping into Cortlandt Town Center, a power center located in Cortlandt (Westchester County), New York. Subsequent to year end, we acquired Sutton Plaza, a community center in Mount Olive, New Jersey. In total, we invested $119 million in these three acquisitions.

     Our capital structure remains solid after reflecting the increased development, acquisition and expansion activity. At year-end, total debt was $612.5 million, or 43.8% of total market capitalization. In addition to $55.5 million of interest rate swaps in place, we have secured fixed-rate loan commitments totaling $127 million and completed an offering of three million shares in January 1997, netting $74.5 million that will substantially reduce the $248 million of variable rate debt outstanding at year-end. These transactions have provided us the balance sheet flexibility to continue to pursue an active development program and additional acquisitions.

     During 1996, we paid dividends totaling $1.68 per share. Based upon our performance in 1996 and the optimistic outlook for 1997, we have recommended to the Board of Directors that we increase the annual dividend by 5.4% to $1.77 per share. This increase, if approved, would be effective with the first quarter of 1997. We continue to increase our dividend while lowering our payout ratio.

     In January 1997, we announced the retirement of our longtime friend and associate, Bucky Wolford, senior executive vice president of the Company.
We appreciate his contributions to the Company and wish him the best in his retirement. Taking over Bucky's responsibilities and expanding upon their existing roles are Stephen Lebovitz, Ron Fullam, Ron Gimple and Michael Lebovitz, who have been promoted to our senior executive level.

     Competition and the retail environment will remain our greatest challenges in 1997. With the investments we have made in our existing portfolio, along with developments and acquisitions, we are well-positioned to continue to grow.


                                Sincerely,



                                Charles B. Lebovitz
                                Chairman of the Board,
                                President and Chief Executive Officer

CBL & ASSOCIATES PROPERTIES, INC.

     We are frequently asked why CBL & Associates Properties owns and manages regional malls, community centers and freestanding stores in middle markets. The answer is quite simple - we believe this is the best way to deliver consistent performance to our core constituencies: shareholders, retailers and customers.

     A broad, diverse range of retailers have chosen us for many years to consistently deliver their stores on schedule and within budget. We are proud of the fact that we have never missed an opening date for one of our centers once we have set the date. Our proven track record, dependability and financial resources mean that retailers can rely upon us to provide the stores necessary for the profitable growth of their businesses.

     The relationships we have built have translated into new development and acquisition opportunities. In fact, most of our new developments start as assignments from retailers. In the past, there have been many developers with short-term mentalities who have come and gone. Based upon our long-term commitment and ability to consistently deliver new projects during both good and bad economic cycles, we have earned the respect and trust of retailers, which is vital in the shopping center business.

     One of the best examples of long-term relationships creating an opportunity for us is Westgate Mall in Spartanburg, South Carolina. Based upon a recommendation from two of the existing department stores in the mall, we investigated the possibility of acquiring this asset. By the time we acquired Westgate in the first quarter of 1995, we had commitments from two additional department stores and had drawn plans for expanding the mall with an additional 100,000 square feet of small shop space. We opened the new Westgate Mall in October 1996 as the only mall in the Carolinas with six department stores.

     With the new Westgate Mall, the residents of Spartanburg are better served now that they have the best retailers in their area. The fact that Westgate's sales have increased from $263 per square foot in 1994 to $310 per square foot in 1996 confirms how well these residents are served as well as the ability of our team of professionals to aggressively lease and manage Westgate Mall. We believe the same can be said of the residents in all our markets. Our commitment to these customers is to meet their needs by providing the most up-to-date concepts in safe, convenient, well-maintained shopping centers.

     Our centers are predominantly located in middle markets. These markets have been overlooked by competitors in favor of the much larger metropolitan cities. For the most part, the residents of middle markets are left with obsolete centers that should have been updated or redeveloped years ago. Their only choice is to drive hours away to a larger market to meet their needs.

     CBL & Associates Properties' new mall developments come at the expense of out of date centers and replace rather than add to the total useable, productive retail space available in a market. Turtle Creek Mall in Hattiesburg, Mississippi, which opened in October 1994, Oak Hollow Mall in High Point, North Carolina, which opened in August 1995, and Bonita Lakes Mall in Meridian, Mississippi, which will open in October 1997, have secured anchor department stores from existing centers and added new department stores leading to a revitalization of the retail industry for that trade area. In each case, the existing retail space was obsolete, a market was not fully served and the existing owners had not anticipated future growth and changes in the industry. CBL & Associates Properties has been successful for over thirty years in bringing customers back to their home markets by offering the best place to shop.

     We want to be known not only for having the best retailers but also for having a safe, entertaining and pleasing environment in which to shop each time a customer visits. Consistent service is important. One bad experience could prevent a shopper from returning. Therefore, we direct our local managers and marketing directors to be attentive to local conditions so that we can best address the needs of each individual market. We have found this is the best way to deliver consistent service to our customers. The performance we deliver to retailers and our customers must also benefit our shareholders. After all, they have entrusted their investment with us and expect us to produce secure, consistent, profitable return on that investment. Our strategy of focusing on developing, acquiring, renovating and aggressively leasing, managing and marketing shopping centers is the best way we know to increase shareholder value. The successful execution of this strategy depends on a seasoned and flexible management team. With an average of twenty years experience in the shopping center business among senior management, CBL & Associates Properties is fully committed to delivering consistent performance to our shareholders, retailers, and customers.

                           PROPERTY LIST


NAME OF CENTER                 LOCATION                      TOTAL GLA
-----------------------------------------------------------------------------
MALLS
College Square                 Morristown, Tennessee            460,463
Coolsprings Galleria           Nashville, Tennessee           1,130,597
Foothills Mall                 Maryville, Tennessee             472,220
Frontier Mall                  Cheyenne, Wyoming                438,004
Georgia Square                 Athens, Georgia                  680,135
Governors Square               Clarksville, Tennessee           692,320
Hamilton Place                 Chattanooga, Tennessee         1,159,636
Lakeshore Mall                 Sebring, Florida                 408,534
Madison Square                 Huntsville, Alabama              933,845
Oak Hollow Mall                High Point, North Carolina       829,194
Pemberton Square               Vicksburg, Mississippi           353,300
Plaza Del Sol                  Del Rio, Texas                   245,685
Post Oak Mall                  College Station, Texas           776,823
St. Clair Square               Fairview Heights, Illinois     1,044,599
Turtle Creek Mall              Hattiesburg, Mississippi         844,668
Twin Peaks Mall                Longmont, Colorado               448,685
Walnut Square                  Dalton, Georgia                  450,885
Westgate Mall                  Spartanburg, South Carolina    1,100,575
TOTAL MALLS                                                  12,469,668


ASSOCIATED CENTERS
Coolsprings Crossing           Nashville, Tennessee             340,596
Foothills Plaza                Maryville, Tennessee             204,400
Frontier Square                Cheyenne, Wyoming                161,615
Georgia Square Plaza           Athens, Georgia                   15,393
Hamilton Corner                Chattanooga, Tennessee            88,298
Hamilton Crossing              Chattanooga, Tennessee           171,370
Madison Plaza                  Huntsville, Alabama              153,085
Pemberton Plaza                Vicksburg, Mississippi            65,918
TOTAL ASSOCIATED CENTERS                                      1,200,675

COMMUNITY CENTERS
34th St Crossing               St. Petersburg, Florida           51,120
58 Crossing                    Chattanooga, Tennessee            49,984
Anderson Plaza                 Greenwood, South Carolina         46,258
Bartow  Village                Bartow, Florida                   40,520
Beach Crossing                 Myrtle Beach, South Carolina      45,790
Bennington Place               Roanoke, Virginia                 42,712
Bj's Plaza                     Portland, Maine                  104,233
Briarcliff Square              Oak Ridge, Tennessee              41,778
Buena Vista Plaza              Columbus, Georgia                143,820
Bullock Plaza                  Statesboro, Georgia               34,400
Capital Crossing               Raleigh, North Carolina           83,700
Cedar Bluff Crossing           Knoxville, Tennessee              53,050
Cedar Plaza                    Cedar Springs, Michigan           95,000
Centerview Plaza               China Grove, North Carolina       43,720
Chestnut Hills                 Murray, Kentucky                  68,364
Colleton Square                Walterboro, South Carolina        31,000
Collins Park Commons           Plant City, Florida               37,400
Conway Plaza                   Conway, South Carolina            33,000
Cosby Station                  Douglasville, Georgia             77,811
County Park Plaza              Scottsboro, Alabama               47,325
Devonshire Place               Cary, North Carolina             104,517
Dorchester Crossing            Charleston, South Carolina        40,007
East Ridge Crossing            Chattanooga, Tennessee            54,000
East Towne Crossing            Knoxville, Tennessee             158,751
Garden City Plaza              Garden City, Kansas              188,446
Genesis Square                 Crossville, Tennessee             35,000
Girvin Plaza                   Jacksonville, Florida             56,297
Greenport Towne Centre         Hudson, New York                 191,622
Hampton Plaza                  Tampa, Florida                    44,624
Henderson Square               Henderson, North Carolina        268,327
Hollins Plantation Plaza       Roanoke, Virginia                 40,640
Home Quarters Warehouse        South Portland, Maine            134,920
Jasper Square                  Jasper, Alabama                   95,950
Jean Ribaut Square             Beaufort, South Carolina         223,497
Karns Corner                   Knoxville, Tennessee              35,000
Keystone Crossing              Tampa, Florida                    40,400
Kingston Overlook              Knoxville, Tennessee              96,885
Lady's Island                  Beaufort, South Carolina          60,687
Lagrange Commons               Lagrange, New York                 9,799
Lakeshore Station              Gainesville, Georgia               8,000
Longview Crossing              Hickory, North Carolina           29,800
Lowe's Plaza                   Joplin, Missouri                 125,351
Lunenburg Crossing             Lunenburg, Massachusetts         198,115
North Creek Plaza              Greenwood, South Carolina         28,500
North Haven Crossing           North Haven, Connecticut         104,612
Northridge Plaza               Hilton Head, South Carolina      129,570
Northwoods Plaza               Albemarle, North Carolina         32,705
Oaks Crossing                  Otsego, Michigan                 144,978
Orange Plaza                   Roanoke, Virginia                 46,875

Park Village                   Lakeland, Florida                 48,570
Perimeter Place                Chattanooga, Tennessee           156,945
Rawlinson Place                Rock Hill, South Carolina         35,750
Rhett at Remount               Charleston, South Carolina        42,628
Sattler Square                 Big Rapids, Michigan             132,746
Seacoast Shopping Center       Seabrook, New Hampshire          208,690
Shenandoah Crossing            Roanoke, Virginia                 28,600
Signal Village                 Statesville, North Carolina       24,100
Southgate Crossing             Bristol, Tennessee                40,100
Sparta Crossing                Sparta, Tennessee                 29,800
Springs Crossing               Hickory, North Carolina           42,920
Statesboro Square              Statesboro, Georgia               41,000
Stone East Plaza               Kingsport, Tennessee              45,259
Suburban Center                Knoxville, Tennessee             124,109
Surry Square                   Elkin, North Carolina             32,900
Sutton Plaza                   Mount Olive, New Jersey          122,027
Townshire Shopping Center      Bryan, Texas                      72,440
Tyler Square                   Radford, Virginia                 48,370
Uvalde Plaza                   Uvalde, Texas                    111,160
Valley Commons                 Salem, Virginia                   45,580
Valley Crossing                Hickory, North Carolina          186,077
Village at Wexford             Cadillac, Michigan               102,450
Village Square                 Houghton Lake, Michigan          163,294
Wal*mart  Plaza North          Pueblo, Colorado                 101,964
Wildwood Plaza                 Salem, Virginia                   39,580
Willow Springs Plaza           Nashua, New Hampshire            224,344
TOTAL COMMUNITY CENTERS                                       6,200,263

MORTGAGES
Bi-lo Plaza South              Cleveland, Tennessee              48,075
Gaston Square                  Gastonia, North Carolina          33,640
Inlet Crossing                 Myrtle Beach, South Carolina      55,248
Olde Brainerd Center           Chattanooga, Tennessee            57,293
Signal Hills Crossing          Statesville, North Carolina       44,220
Soddy-daisy Plaza              Chattanooga, Tennessee           100,095
TOTAL MORTGAGES                                                 338,571

OFFICE BUILDING
Park Place                     Chattanooga, Tennessee            49,082

TOTAL EXISTING PORTFOLIO                                     20,258,259

PROPERTIES MANAGED FOR THIRD PARTIES
The Avenues                    Jacksonville, Florida          1,172,147
Bradley Commons                Cleveland, Tennessee             130,062
Germantown Road                Chattanooga, Tennessee            29,280
Mill Square                    Alexander City, Alabama           87,202
Northgate Plaza                Chattanooga, Tennessee            97,665
Odgen City Mall                Ogden, Utah                      800,331
Southside Plaza                Johnson City, Tennessee           54,295
Walnut Crossing                Dalton, Georgia                  128,465
Whiteway Shopping Center       Athens, Tennessee                 79,330
TOTAL PROPERTIES MANAGED FOR THIRD PARTIES                    2,578,777

TOTAL PROPERTIES OWNED AND MANAGED                           22,837,036


FINANCIAL TABLE OF CONTENTS:

Selected Financial Data..........................................13

Management's Discussion and Analysis of
   Financial Condition and Results of Operations.................14

Consolidated Balance Sheets......................................22

Consolidated Statements of Operations............................23

Consolidated Statements of Shareholders' Equity..................24

Consolidated Statement of Cash Flows.............................25

Notes to Consolidated Financial Statements.......................26

Report of Independent Public Accountants.........................35


CBL & Associates Properties, Inc.
SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                          CBL & Associates Properties, Inc.                    CBL Properties (1)
                                          ---------------------------------------------   ----------------------------
                                                                            Period from    Period From
                                      Year          Year          Year      November 3,     January 1,        Year
                                     Ended         Ended         Ended        1993 to        1993 to         Ended
                                  December 31,  December 31,  December 31,  December 31,   November 2,    December 31,
                                      1996          1995          1994          1993          1993            1992
                                  ------------  ------------  ------------  ------------   ------------   ------------
REVENUES:
 Rentals
   Minimum                         $ 93,217       $ 82,319      $ 67,591       $ 10,723     $ 35,438        $ 39,144
   Percentage                         2,724          2,811         1,641            281          894             484
   Other                              1,758          1,507         1,137            502          204           1,077
 Tenant reimbursements               42,447         38,370        31,609          5,190       14,534          15,830
 Management and leasing fees          2,377          2,235         2,085            183        2,459           2,706
 Development fees                         7            271           150             --          215              --
 Interest and other                   4,275          4,214         3,881            741        5,348           5,527
                                  -----------   ------------  ------------  ------------   ------------   ------------
          Total revenues            146,805        131,727       180,094         17,620       59,092          64,768
                                  -----------   ------------  ------------  ------------   ------------   ------------
EXPENSES
Property operating                   24,232         21,611        18,062          2,537        8,526           8,631
 Depreciation and amortization       25,439         22,834        19,418          2,851        7,925           9,090
 Real estate taxes                   11,587         10,087         8,738          1,427        5,170           5,058
 Maintenance and repairs              8,957          8,991         6,708          1,448        3,591           4,186
 General and administrative           8,467          8,049         8,327          1,126        5,800           8,010
 Interest                            31,684         31,951        22,674          3,417       26,126          30,921
 Other                                  646            605           164             --           --              --
                                  -----------   ------------  ------------  ------------   ------------   ------------
          Total expenses            111,012        104,128        84,091         12,806       57,138          65,896
                                  -----------   ------------  ------------  ------------   ------------   ------------
INCOME (LOSS) FROM OPERATIONS        35,793         27,599        24,003          4,814        1,954         (1,128)
GAIN ON SALES OF REAL
  ESTATE ASSETS                      13,614          2,213         2,135             --        2,072           1,753
EQUITY IN EARNINGS (LOSSES)
  OF UNCONSOLIDATED AFFILIATES        1,831          1,450         1,469            490         (117)           (479)
MINORITY INVESTORS' INTEREST
  IN (EARNINGS) LOSSES:
    Operating partnership           (15,468)       (10,527)       (9,836)          (598)          --              --
    Shopping center properties         (527)          (386)         (312)           (35)        (199)            215
                                  -----------   ------------  ------------  ------------   ------------   ------------
INCOME BEFORE EXTRAORDINARY ITEM     35,243         20,349         17,459         4,671        3,710            361

EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBIT              (820)          (326)            --        (3,820)          --              --
                                  -----------   ------------  ------------  ------------   ------------   ------------
NET INCOME                         $ 34,423      $  20,023      $ 17,459      $    851      $  3,710        $    361
                                  ===========   ============  ============ ============   ============   ============
EARNINGS PER COMMON SHARE:
  Income before extraordinary
    item                           $   1.69      $    1.14       $  1.05      $   0.31
  Extraordinary loss on early
    extinguishment of debt            (0.04)         (0.02)           --         (0.25)
                                  -----------   ------------  ------------  ------------
               Net income          $   1.65      $    1.12       $  1.05      $   0.06

                                  ===========   ============  ============ ============
WEIGHTED AVERAGE SHARES
  OUTSTANDING                        20,890         17,827        16,625        16,625
                                  ===========   ============  ============ ============

                                                   Year Ended December 31,
                                  ----------------------------------------------------------------------
                                      1996          1995          1994          1993           1992(1)
BALANCE SHEET DATA:
Net investment in real
 estate assets                      $987,260      $758,939      $679,725      $578,319       $331,958
Total assets                       1,025,925       814,168       728,209       629,545        387,067
Total debt                           590,295       392,754       373,300       276,928        344,067
Minority interest                    114,425       113,692       108,036       109,796            431
Shareholders' equity                 272,804       270,892       209,338       216,808         30,556

(1)  Represents the historical combined operations and combined financial position of CBL Properties, The predecessor entity.  On November 3, 1993, CBL & Associates Properties, Inc. (the "REIT") completed an initial public offering.


                       CBL & ASSOCIATES PROPERTIES, INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     The following discussion and analysis of the financial condition and results of operations should be read in conjunction with CBL & Associates Properties, Inc. Consolidated Financial Statements and Notes thereto.

GENERAL BACKGROUND

     On November 3, 1993, CBL & Associates Properties, Inc. (the "REIT") completed an initial public offering of 15,400,000 shares of common stock priced at $19.50 per share (the "Offerings"). In connection with the Offerings, CBL & Associates, Inc. and its affiliates contributed their interests in properties to CBL & Associates Limited Partnership (the "Operating Partnership"), of which the REIT is the sole general partner and majority owner. As a result, the CBL & Associates Properties, Inc. Consolidated Financial Statements and Notes thereto reflect the consolidated financial results of the Operating Partnership which includes at December 31, 1996, the operations of a portfolio of properties consisting of fifteen regional malls, eight associated centers, seventy-five community centers, an office building, joint venture investments in three regional malls, and income from six mortgages, (the"Properties"). The Operating Partnership currently has under construction one mall, two power centers, two associated centers, and four community centers, and owns options to acquire certain shopping center development sites. The consolidated financial statements also include the results of CBL & Associates Management, Inc. (the "Management Company").

     The REIT classifies its regional malls into two categories-stabilized malls which have completed their initial lease-up and new malls which are in their initial lease-up phase. The New Mall category is presently comprised of Westgate Mall in Spartanburg, South Carolina which was renovated and expanded and reopened in October 1996, Turtle Creek Mall in Hattiesburg, Mississippi which opened partially in October 1994 and the remainder in March 1995, and Oak Hollow Mall in High Point, North Carolina which opened in August 1995.

     In November 1996, the REIT acquired St. Clair Square a 1,044,599 square foot regional mall located in Fairview Heights, Illinois . The mall was purchased for $86.4 million and was funded by a $66 million loan with the balance funded from the REIT's credit lines.

     In December 1996 the REIT completed the acquisition of Foothills Mall a 472,220 square foot mall located in Maryville, Tennessee. The REIT received a 95% partnership interest in the center in exchange for extending the term of the mortgage for an additional five years.

     Subsequent to the end of the year on January 15, 1997, the REIT completed a spot offering of 3,000.000 shares at $26.125. Management of the REIT purchased 55,000 of those shares. The net proceeds, of $74.3 million after underwriters' discount, were used to repay variable rate indebtedness incurred in the development and acquisition program.

RESULTS OF OPERATIONS

     Operational highlights for 1996 as compared to 1995 are as follows:

          SALES

          Mall shop sales, for those tenants who have reported, in the fifteen stabilized malls in the REIT's portfolio, (including St. Clair Square and Foothills Mall in 1995 and 1996 sales, which the REIT now owns) increased by 1.5% on a comparable per square foot basis as shown below:

                                    YEARS ENDED DECEMBER 31,
                                   -------------------------
                                      1996           1995
                                   ----------     ----------
          Sales per square foot      $240.45        $236.95

          Total sales volume in the mall portfolio, including new malls, increased 7.8% to $682.8 million in 1996 from $633.3 million in 1995.

          Occupancy costs as a percentage of sales for the years ended December 31, 1996, 1995, and 1994 for the stabilized malls (excluding St. Clair Square and Foothills Mall from all years) were 11.5%, 12.3% and 12.2% respectively. The decrease in occupancy costs as a percentage of sales from 1995 to 1996 was due primarily to the REIT's policy of cost containment and increasing sales.

          OCCUPANCY

          Occupancy remained stable for the REIT's overall portfolio with a breakdown by asset category as follows:

                                    YEARS ENDED DECEMBER 31,
                                   -------------------------
                                      1996           1995
                                   ----------     ----------
          Stabilized malls*           89.0%          89.8%
          New malls                   87.7           81.1
          Associated centers          99.6           99.0
          Community centers           97.2           96.8
                                   ----------     ----------
          Total Portfolio             93.3%          93.2%

                                   ==========     ==========

          * - St. Clair Square and Foothills Mall, which were purchased during 1996, were included in the Stabilized Mall category at December 31, 1996. If such malls were not included, occupancy would be 89.7% in the Stabilized Mall category.

          AVERAGE BASE RENTS

          Average base rents for the REIT's three portfolio categories:

                                           At December 31,
                                ------------------------------------
                                                        Percentage
                                  1996        1995       Increase
                                --------    ---------   ----------
          Malls                  $19.65       $18.72        4.9%
          Associated Centers       8.59         8.37        2.6
          Community Centers        6.94         6.66        4.2

         LEASE ROLLOVERS

          On spaces previously occupied, the REIT achieved the following results from rollover leasing for the year ended December 31, 1996 over and above the base and percentage rent being paid by the previous tenant:

                                  Per Square   Per Square
                                  Foot Rent    Foot Rent     Percentage
                                  Prior        New Lease     Increase
                                  Lease(1)        (2)        (Decrease)
                                  ----------   ----------    ----------
          Malls                    $16.20        $18.32         13.1%
          Associated Centers        10.91         12.05         10.4
          Community Centers          6.80          6.79         (0.1)

          (1)  -    Rental achieved for spaces previously occupied at the
                    end of the lease including percentage rent.
          (2)  -    Average base rent over the term of the lease.

        In 1996 and 1995, respectively, revenues from the malls represented 72.8% and 72.5% of total revenues from the properties; revenues from associated centers represented 3.3% and 3.5%; revenues from community centers represented 21.4% and 21.2%; and revenues from mortgages and the office building represented 2.5% and 2.8%. Accordingly, revenues and results of operations are disproportionately impacted by the malls' achievements.

     The shopping center business is somewhat seasonal in nature with tenant sales achieving the highest levels during the fourth quarter because of the holiday season. The malls earn most of their "temporary" rents (rents from short-term tenants) during the holiday period. Thus, occupancy levels and revenue production are generally the highest in the fourth quarter of each year. Results of operations realized in any one quarter may not be indicative of the results likely to be experienced over the course of the entire year.


COMPARISON OF RESULTS OF OPERATIONS FOR 1996 TO THE RESULTS OF
OPERATIONS FOR 1995

     Total revenues in 1996 increased by $15.1 million, or 11.4% to $146.8 million as compared to $131.7 million in 1995. Of this increase, minimum rents increased by $10.9 million, or 13.2%, to $93.2 million as compared to $82.3 million in 1995, percentage rents decreased by $0.1 million, or 3.1%, to $2.7 million as compared to $2.8 million in 1995, other rents increased by $0.3 million, or 16.6%, to $1.8 million as compared to $1.5 million in 1995, tenant reimbursements increased by $4.1 million, or 10.6%, to $42.4 million as compared to $38.4 million in 1995.

     Approximately $8.2 million of the increase in revenues resulted from a full year of operations at the five new centers opened during 1995 and a full year of operations for Phase II of Turtle Creek Mall in Hattiesburg, Mississippi. The two Centers the REIT acquired on March 31, 1995 contributed approximately $2.0 million of new revenues in 1996. The five new centers opened during 1996 described in Development, Expansions and Acquisitions contributed approximately $0.7 million of new revenues during 1996 and St. Clair Square in Fairview Heights, Illinois, the regional mall acquired on November 25, 1996, contributed $1.3 million. Improved occupancies and operations and increased rents in the REIT's operating portfolio generated approximately $2.9 million of the new revenues with stabilized malls contributing approximately $1.8 million and the associated and community center portfolio contributing $1.1 million in increased revenues.

     Management, leasing and development fees decreased $0.1 million to $2.4 million in 1996 from $2.5 million in 1995. This decrease was primarily due to development fees earned in 1995 from Hannaford Bros. offset by a management contract for Ogden City Mall in Ogden, Utah and increased management and leasing fees from Madison Square Mall in Huntsville, Alabama, which the REIT owns in a joint venture. Interest and other income increased by $0.1 million to $4.3 million in 1996 from $4.2 million in 1995. This increase was primarily due to increased notes receivable balances and other miscellaneous income.

     Property operating expenses, including real estate taxes and maintenance and repairs, increased in 1996 by $4.1 million or 10.0%, to $44.8 million as compared to $40.7 million in 1995. This increase is primarily the result of the opening of the ten new centers over the past twenty four months, the acquisition of the three properties, and increases in maintenance and security in the REIT'S operating portfolio. The REIT's cost recovery ratio increased slightly to approximately 94.7% in 1996 as compared to 94.3% in 1995.

     Depreciation and amortization increased in 1996 by $2.6 million or 11.4% to $25.4 million as compared to $22.8 million in 1995. This increase resulted primarily from depreciation and amortization on the ten new centers opened and the acquisition of three properties over the past twenty four months.

     Interest expense decreased in 1996 by $0.3 million or 0.8% to $31.7 million as compared to $32.0 million in 1995. This decrease is primarily due to the conversion of variable rate debt to permanent rate debt, the reduction of variable rate debt with proceeds from the follow-on offering in September 1995, and lower interest rates on variable rate debt offset by increased interest expense on the ten new centers opened and the acquisition of three properties over the past twenty four months.

     General and administrative expense was $8.5 million in 1996 as compared to $8.0 million in 1995. This increase was primarily due to increases in reserves for state tax expense and for payroll in management and leasing.

     Other expense was $.6 million in 1996 and 1995. These amounts represent the write-off of development projects which the REIT has elected not to pursue.

     Gain on sales of real estate assets was $13.6 million in 1996 as compared to $2.2 million in 1995. The majority of these gains were from sales or exchanges of five completed centers for $7.6 million. These centers consist of: (I) Lowe's Plaza in Adrian, Michigan; (II) Lowe's in Benton Harbor, Michigan; (III) Hannaford Bros in West Broad, Virginia; (IV) Chester Plaza in Chester, Virginia; and (V) Lakeshore Crossing in Gainesville, Georgia. The majority of the $6.0 million of outparcel sales in 1996 was in connection with the development of Springhurst Towne Center in Louisville, Kentucky and Massard Crossing in Ft. Smith, Arkansas.

     The extraordinary loss in 1996 of $0.8 million resulted from the REIT's share of the early extinguishment of debt from its joint-venture in Governor's Square in Clarksville, Tennessee. The interest savings from the refinanced debt is 140 basis points.


COMPARISON OF RESULTS OF OPERATIONS FOR 1995 TO THE RESULTS OF
OPERATIONS FOR 1994

     Total revenues in 1995 increased by $23.6 million, or 21.9% to $131.7 million as compared to $108.1 million in 1994. Of this increase, minimum rents increased by $14.7 million, or 21.8%, to $82.3 million as compared to $67.6 million in 1994, percentage rents increased by $1.2 million, or 71.3%, to $2.8 million as compared to $1.6 million in 1994, other rents increased by $0.4 million, or 32.5%, to $1.5 million as compared to $1.1 million in 1994, tenant reimbursements increased by $6.8 million, or 21.4%, to $38.4 million as compared to $31.6 million in 1994.

     Approximately $7.3 million of the increase in revenues resulted from a full year of operations at the six new centers opened during 1994. The five new centers opened during 1995 contributed approximately $4.7 million of new revenues during 1995. These centers consist of: (I) Oak Hollow Mall in High Point, North Carolina, which opened in August 1995; (II) Henderson Square in Henderson, North Carolina, which opened in March 1995; (III) Capital Crossing in Raleigh, North Carolina, which opened in December 1995;
(IV) Home Quarter's Warehouse in Portland, Maine, which opened in May 1995; and (V) Hannaford Bros. in Richmond, Virginia, which opened in December 1995. The two centers the REIT acquired on March 31, 1995, Westgate
Mall in Spartanburg, South Carolina and Suburban Plaza in Knoxville, Tennessee, contributed approximately $5.0 million of new revenues in 1995.

     Improved occupancies and operations and increased rents in the REIT's operating portfolio generated approximately $6.1 million of new revenues. Stabilized malls contributed approximately $5.2 million of increased revenues, of which the majority were generated at Hamilton Place Mall in Chattanooga, Tennessee, CoolSprings Galleria in Nashville, Tennessee, Frontier Mall in Cheyenne, Wyoming, and College Square Mall in Morristown, Tennessee. The associated and community center portfolio added approximately $0.9 million in increased revenues.

     Management, leasing and development fees increased $0.3 million to $2.5 million in 1995 from $2.2 million in 1994. This increase was primarily due to development fees earned from Hannaford Bros., and increased management and leasing fees from Madison Square Mall in Huntsville, Alabama, which the REIT owns in a joint venture. Interest and other income increased by $0.3 million to $4.2 million in 1995 from $3.9 million in 1994. This increase was primarily due to increased notes receivable balances and other miscellaneous income.

     Property operating expenses, including real estate taxes and maintenance and repairs, increased in 1995 by $7.2 million or 21.4%, to $40.7 million as compared to $33.5 million in 1994. This increase is primarily the result of the opening of the eleven new centers over the past twenty four months, the acquisition of the two properties, and increases in maintenance and security in the REIT's operating portfolio.
The REIT's cost recovery ratio remained the same at  94.3% in 1995 and 1994.

     Depreciation and amortization increased in 1995 by $3.4 million or 17.6% to $22.8 million as compared to $19.4 million in 1994. This increase resulted primarily from depreciation on the eleven new centers opened over the past twenty four months and the acquisition of two properties on March 31, 1995.

     Interest expense increased in 1995 by $9.3 million or 40.9% to $32.0 million as compared to $22.7 million in 1994. This increase is primarily due to additional interest expense attributable to the eleven new centers, the two acquisition centers and expansions completed during 1995 and 1994, and higher interest on variable rate debt.

     General and administrative expense was $8.0 million in 1995 as compared to $8.3 million in 1994. This decrease was primarily due to decreases in legal and professional fees partially offset by increased state income taxes.

     Other expense was $0.6 million in 1995 as compared to $0.2 million in 1994. These amounts represent the write-off of development projects which the REIT has elected not to pursue.

     Gain on sales of real estate assets was $2.2 million in 1995 as compared to $2.1 million in 1994. The majority of outparcel sales in 1995 and 1994 were at the REIT's new mall in High Point, North Carolina.

     The extraordinary loss in 1995 of $0.3 million resulted from the early extinguishment of debt at CoolSprings Galleria in Nashville, Tennessee and Westgate Mall in Spartanburg, South Carolina.


LIQUIDITY AND CAPITAL RESOURCES

     The principal uses of the REIT's liquidity and capital resources have historically been for property development, expansion and renovation programs, and debt repayment. To maintain its qualification as a real estate investment trust under the Internal Revenue Code, the REIT is required to distribute to its shareholders at least 95% of its "Real Estate Investment Trust Taxable Income" as defined in the Internal Revenue Code of 1986, as amended (the "Code"). As of January 31, 1997, the REIT had $96.4 million available in unfunded construction loans to be used for completion of the construction projects and replenishment of working capital previously used for construction. Additionally, as of January 31, 1997, the REIT had obtained revolving credit lines totaling $137.0 million of which $94.6 million was available. Also, as a publicly traded company, the REIT has access to capital through both the public equity and debt markets. The REIT has filed a Shelf Registration authorizing shares of the REIT's preferred stock and common stock and warrants to purchase shares of the REIT's common stock with an aggregate public offering price of up to $200.0 million, with $35.8 million remaining after the REIT's follow-on and spot offerings of common stock on September 25, 1995 and on January 15, 1997. The REIT anticipates that the combination of these sources will, for the foreseeable future, provide adequate liquidity to enable it to continue its capital programs substantially as in the past and make distributions to its shareholders in accordance with the Code's requirements applicable to real estate investment trusts.

     Management expects to refinance the majority of the mortgage notes payable maturing over the next five years with replacement loans.

     The REIT's policy is to maintain a conservative debt to total market capitalization ratio in order to enhance its access to the broadest range of capital markets, both public and private. The REIT's current capital structure includes property specific mortgages, which are generally non-recourse, revolving lines of credit, common stock and a minority interest in the Operating Partnership. The minority interest in the Operating Partnership represents the 31.0% ownership interest in the Operating Partnership held by the REIT's executive and senior officers which may be exchanged for approximately 9.4 million shares of common stock. Additionally, REIT executive officers and directors own approximately
1.5 million shares of the outstanding common stock of the REIT, for a combined total interest in the Operating Partnership of approximately 36.0%. Assuming the exchange of all limited partnership interests in the Operating Partnership for common stock, there would be outstanding approximately 30.4 million shares of common stock with a market value of approximately $785.9 million at December 31, 1996 (based on the closing price of $25.875 per share on December 31, 1996). REIT executive and senior officers' ownership interests had a market value of approximately $283.0 million at December 31, 1996.

     Mortgage debt consists of debt on certain consolidated properties as well as on three properties in which the REIT owns a non-controlling interest accounted for under the equity method of accounting. At
December 31, 1996, the REIT's share of funded mortgage debt on its consolidated properties adjusted for minority investors' interests in seven properties was $563.9 million and its pro rata share of mortgage debt on unconsolidated properties (accounted for under the equity method) was $43.4 million for total debt obligations of $612.5 million with a weighted average interest rate of 8.0%. Variable rate debt accounted for $248.0 million with a weighted average interest rate of 7.0%. Variable rate debt accounted for approximately 40.5% of the REIT's total debt and 17.7% of its total capitalization. Of this variable rate debt, $108.0 million is related to construction projects. Periodically, the REIT enters into interest rate cap and swap agreements to reduce interest rate risks on variable rate debt. The REIT has entered into swap agreements for $55.5 million of the variable rate debt associated with operating properties at an average interest rate of 7.4% through the second quarter of 1998. The REIT's exposure to interest rate fluctuations which could impact funds from operations after taking into account swap agreements is $84.5 million.

     In April 1995, the REIT executed a three year interest rate swap agreement on $5.5 million of debt on its shopping center in Benton Charter Township, Michigan with First Union National Bank. The effective date was March 16, 1995. This swap agreement effectively fixes the interest rate on the $5.5 million of debt at 8.5%. In June 1995, the REIT executed a $50.0 million interest rate swap agreement with NationsBank N.A. for a three year period at a rate of 5.52%. This agreement effectively fixes $50.0 million of the REIT's variable rate debt at a rate no greater than 7.15%. There were no fees charged to the REIT related to these transactions.

     In March 1996, the Company added $17 million and one additional bank to its credit facility led by First Tennessee Bank N.A. bringing the total to $42.0 million with $8.6 million unfunded at January 31, 1997. In August, 1996, the pricing on this credit facility was reduced from 165 basis points to an average menu pricing of approximately 137 basis points over LIBOR. In March 1997, the Company added $38 million and one additional bank to this facility.

     In April 1996, the Company reduced the pricing on the $10.0 million credit facility led by SunTrust N.A. from 165 basis points to 125 basis points over LIBOR.

     In May 1996, the Company's major line bank, Wells Fargo, reduced the pricing on its $85.0 million facility from 175 basis points to 150 basis points over LIBOR. The Company's total revolving lines of credit were $137.0 million at December 31, 1996.

       In September 1996, the Company closed a loan with Compass Bank in the amount of $25.0 million at an interest rate of 50 basis points over LIBOR. The maturity of this facility has been extended to May 15, 1997. This loan was used to repay higher variable rate debt.

     During March 1996, the Company closed on three permanent loans; (I) a twelve-year loan on Oak Hollow Mall in High Point, North Carolina, owned 75% by the Company, in the amount of $54.0 million at an interest rate of 7.31%;
(II) a ten-year loan on Turtle Creek Mall in Hattiesburg, Mississippi, in the amount of $35.0 million at an interest rate of 7.4%; and (III) an eighteen-year loan on Henderson Square in Henderson, North Carolina, in the amount of $7.4 million at an interest rate of 7.5%. The proceeds from these loans were used to repay variable rate debt.

     The company has a permanent loan commitment for a $52.0 million loan on Westgate Mall in Spartanburg, South Carolina, to pay off the existing $39.7 million construction loan and a $75 million loan commitment on Hamilton Place in Chattanooga, Tennessee, owned 90% by the Company, to refinance the existing debt at a savings of 225 basis points.

     Based on the debt (including construction projects) and the market value of equity described above, the REIT's debt to total market capitalization (debt plus market value equity) ratio was 43.8% at December 31, 1996, as compared to 38.8% at December 31, 1995.

     Subsequent to the end of the year on January 15, 1997, the REIT completed a spot offering of 3,000,000 shares at $26.125. Management of the REIT purchased 55,000 of those shares. After the offering the REIT executive officers and directors owned a combined total interest in the operating partnership of approximately 32.9 % which includes approximately
1.6 million shares of common stock. The net proceeds, of $74.3 million after underwriters' discount, was used to repay variable rate indebtedness incurred in the development and acquisition program. This transaction provided the REIT with a stronger capital structure to pursue its new developments and acquisitions.

DEVELOPMENT, EXPANSIONS AND ACQUISITIONS

     During 1996, the REIT opened approximately 866,000 square feet of new retail properties consisting of : (I) an approximate 101,287 square foot free-standing Lowe's in Adrian, Michigan, which opened in June 1996; (II) an approximate 108,076 square foot community center Devonshire Place in Cary, North Carolina, which opened in September 1996 with 3 anchors - Hannaford Bros., Borders and Kinetix; (III) an approximate 59,799 square foot community center LaGrange Commons in LaGrange, New York which opened in November 1996 ; (IV) an approximate 118,891 square foot community center Kingston Overlook in Knoxville, Tennessee which opened with Baby Superstore and HomePlace in November 1996. The remaining anchor Michael's is scheduled to open in July 1997; (V) the approximate 54,000 square foot free-standing Hannaford in Chester, Virginia which opened in September 1996 and was sold to Hannaford Bros. in December 1996; (VI) the redevelopment and expansion of the approximate 1.1 million square foot Westgate Mall in Spartanburg,
South Carolina which opened in October 1996.   Westgate Mall is anchored
by Belk, Dillard's, JB White, JCPenney, Sears and Uptons making it the only six-anchor regional mall in the Carolinas. Westgate Mall opened with 82% of the small shops occupied and 87% leased and committed; (VII) an approximate 15,000 square foot free-standing Just for Feet on the periphery of Hamilton Place Mall in Chattanooga, Tennessee, which opened in July 1996; (VIII) an approximate 20,000 square foot Staples at Capital Crossing in Raleigh, North Carolina, which opened in February 1996; and
(IX) an approximate 26,000 square foot free-standing Barnes & Noble on the periphery of Oak Hollow Mall in High Point, North Carolina, which opened in October 1996.

     The REIT currently has approximately 3,118,000 square feet under construction consisting of: (I) an approximate 158,000 square foot associated center The Terrace in Chattanooga, Tennessee, adjacent to the Hamilton Place Mall scheduled to open in March 1997; (II) an approximate 291,000 square foot community center Massard Crossing in Fort Smith, Arkansas, anchored by scheduled to open in March 1997; (III) an approximate 289,000 square foot community center Salem Crossing in Virginia Beach, Virginia scheduled to open in April 1997; (IV) an approximate 63,000 square foot free-standing Hannaford Bros. in Richmond, Virginia, scheduled to open in February 1997; (V) an approximate 808,000 square foot power center Springhurst Towne Center in Louisville, Kentucky scheduled to open beginning in August 1997; (VI) an approximate 769,211 square foot power center Cortlandt Town Center in Cortlandt, New York scheduled to open beginning in September 1997; (VII) an approximate 632,000 square foot mall Bonita Lakes Mall in Meridian, Mississippi scheduled to open in October 1997;
(VIII) an approximate 64,000 square foot associated center Bonita Lakes Crossing in Meridian, Mississippi, scheduled to open in October 1997; and
(IX) an approximate 43,570 square foot free-standing Regal Cinema Strawbridge Marketplace in Virginia Beach, Virginia, scheduled to open in August 1997.

     In the fourth quarter of 1996, the REIT acquired two regional malls and subsequent to the year end in January 1997 one community center.
St. Clair Square located in Fairview Heights, Illinois, an approximate 1,044,599 square foot super regional mall was purchased for $86.4 million. Anchored by Dillard's, Famous-Barr, JCPenney and Sears. St. Clair Square is currently 97.7% leased. The acquisition was funded by a $66.0 million acquisition loan with the balance funded from the REIT's credit lines.

     In December 1996, the REIT completed the acquisition of Foothills Mall an approximate 472,220 square foot mall located in Maryville, Tennessee, anchored by JCPenney, Sears, Proffitt's for Women, and Proffitt's for Men/Kids/Home The REIT received a 95% partnership interest in the center in exchange for extending the term of the mortgage for an additional five years. The REIT had already owned the JCPenney store prior to the purchase.

     Sutton Plaza in Mount Olive, New Jersey, was purchased in January 1997 for $5.7 million. The 122,027 square foot community center is anchored by A&P and Ames and is currently 100% leased.

     The REIT has also entered into a number of option agreements for the development of future regional malls and community centers. Except for these projects and as further described below, the REIT currently has no other capital commitments.

     It is management's expectation that the REIT will continue to have access to the capital resources necessary to expand and grow its business. Future development and acquisition activities will be undertaken by the REIT as suitable opportunities arise. Such activities are not expected to be undertaken unless adequate sources of financing are available and a satisfactory budget with targeted returns on investment has been internally approved.

     The REIT will fund its major development, expansion and acquisition activity with its traditional sources of construction and permanent debt financing as well as from other debt and equity financings, including public financings, and its credit facilities in a manner consistent with its intention to operate with a conservative debt to total market capitalization ratio.


OTHER CAPITAL EXPENDITURES

     Management prepares an annual capital expenditure budget for each property which is intended to provide for all necessary recurring capital improvements. Management believes that its annual operating reserve for maintenance and recurring capital improvements and reimbursements from tenants will provide the necessary funding for such requirements. The
REIT intends to distribute approximately 70% - 90% of its funds from operations with the remaining 10% - 30% to be held as a reserve for capital expenditures and continued growth opportunities. The REIT believes that this reserve will be sufficient to cover tenant finish costs associated with the renewal or replacement of current tenant leases as their leases expire as well as capital expenditures which will not be reimbursed by tenants.

     Major tenant finish costs for currently vacant space are expected to be funded with working capital, operating reserves, or revolving lines of credit, and a return on the funds invested is expected to be earned.

     For the year ended December 31, 1996, revenue generating capital expenditures or tenant allowances for improvements were $3.0 million.
These capital expenditures generate a return by increased rents from these tenants over the term of their leases. Revenue enhancing capital expenditures, or remodeling and renovation costs, were $5.6 million. Revenue neutral capital expenditures, such as parking lot and roof repairs, which are recovered from the tenants were $1.1 million for this period.

     The REIT believes that the Properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding the handling, discharge and emission of hazardous or toxic substances. The REIT has not been notified by any governmental authority, or is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of its present or former properties.

     The REIT has not recorded in its financial statements any material liability in connection with environmental matters.


FUNDS FROM OPERATIONS

     Management believes that funds from operations ("FFO") provides an additional indicator of the financial performance of the Properties. FFO is defined by the REIT as net income (loss) before property depreciation, other non-cash items (consisting of the effect of straight-lining of rents and the write-off of development projects not being pursued), gains or losses on sales of real estate assets and gains or losses on investments in marketable securities. The cost of interest rate caps and finance costs on the REIT's lines of credit are being amortized in interest expense and therefore reduce FFO. The REIT's calculation of FFO is reduced by the difference in average rents and actual rents received (straight-lining). FFO also includes the REIT's share of FFO in unconsolidated properties and excludes minority interests' share of FFO in consolidated properties.

     The use of FFO as an indicator of financial performance is influenced not only by the operations of the Properties, but also by the capital structure of the Operating Partnership and the REIT. Accordingly, management expects that FFO will be one of the significant factors considered by the Board of Directors in determining the amount of cash distributions the Operating Partnership will make to its partners (including the REIT). FFO does not represent cash flow from operations as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income for purposes of evaluating the REIT's operating performance or to cash flow as a measure of liquidity.

     In 1996, FFO increased by $10.3 million, or 19.9%, to $62.0 million as compared to $51.7 million in 1995. The increase in FFO was primarily attributable to the continuing increase in revenues and income from operations and new developments.

     Beginning with the first quarter of 1996 the REIT complied with NAREIT's revised definition of FFO by not adding back depreciation and amortization of finance costs and non-real estate assets to income from operations. The REIT will continue to exclude outparcel sales and the effect of straight-line rents from its FFO calculation, even though the revised definition allows their inclusion.

     Depreciation and amortization from consolidated properties includes amortization of finance costs and depreciation of non-real estate assets of approximately $0.3 million and approximately $0.6 million of non-real estate depreciation in property operating in 1996.

     The REIT does not include outparcel sales (which would have added $6.0 million in 1996) or the effect of straight-line rents (which would have added $1.0 million in 1996) in its calculation of funds from operations.

     The REIT's calculation of FFO is as follows: (dollars in thousands)

                                        Three Months Ended            Years Ended
                                           December 31,               December 31,
                                     -------------------------  --------------------------
                                         1996         1995          1996         1995
                                     -----------   -----------  -------------   ----------
Income from operations.............   $ 9,622        $ 8,501        $35,793       $27,500

ADD:

Depreciation & amortization
  from consolidated properties.....     6,856(1)       6,221(2)      25,439(3)     23,407(4)

Income from operations of
  unconsolidated...................       302            324          1,831         1,428

Depreciation & amortization from
  unconsolidated affiliates........       306            310          1,203         1,264

Write-off of development costs
  charged to net income............       196            140            646           605

SUBTRACT:

Minority investors' share of
  income from operations in
  seven properties.................      (142)           (47)          (527)         (366)

Minority investor's share of
  depreciation and amortization
  in seven properties..............      (173)          (163)          (659)         (345)

Preference return paid to
  mortgagees.......................       (64)          (195)          (395)         (930)

Adjustment for the
  straight-lining of rents:
      Consolidated properties......      (311)          (234)        (1,039)         (998)

      Unconsolidated affiliates....         5              8              9            22

      Minority investors share
        of seven properties........       (28)            --            (17)           --

Depreciation and amortization
  of non-real estate assets
  and finance costs................       (93)            --           (287)           --
                                     -----------   -----------    -----------   ----------
TOTAL FUNDS FROM OPERATIONS........   $16,476        $14,865        $61,997       $51,686
                                     ===========   ===========    ===========  ==========

(1)     Old basis would have included $176 of non-real estate depreciation, which now is classified as property operating expense on the consolidated statements of operations, and excluded finance costs.
(2)     Includes $159 of non-real estate depreciation, which now is classified as property operating expense on the consolidated statements of operations.
(3)     Old basis would have included $693 of non-real estate depreciation, which now is classified as property operating expense on the consolidated statements of operations, and excluded finance cost.
(4)     Includes $573 of non-real estate depreciation, which now is classified as property operating expense on the consolidated statement of operation.

IMPACT OF INFLATION

     In the last three years, inflation has not had a significant impact on the REIT because of the relatively low inflation rate. Substantially all tenant leases do, however, contain provisions designed to protect the REIT from the impact of inflation. Such provisions include clauses enabling the REIT to receive percentage rentals based on tenant's gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. In addition, many of the leases are for terms of less than ten years which may enable the REIT to replace existing leases with new leases at higher base and/or percentage rentals if rents of the existing leases are below the then-existing market rate. Most of the leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the REIT's exposure to increases in costs and operating expenses resulting from inflation.



CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, excepts per share data)

                                                        DECEMBER 31,
                                                  -----------------------
                                                     1996         1995
ASSETS

REAL ESTATE ASSETS:
  Land                                            $  119,965    $  98,305
  Building and improvements                          883,683      722,178
                                                  ----------    ---------
                                                   1,003,648      820,483
  Less:  Accumulated depreciation                   (114,536)     (89,818)
                                                  ----------    ---------
                                                     889,112      730,665
  Developments in progress                            98,148       28,273
                                                  ----------    ---------
                                                     987,260      758,938
  Net investment in real estate assets                 4,298        3,029

CASH AND CASH EQUIVALENTS

RECEIVABLES:
  Tenant, net of allowance for doubtful
    accounts of $450 in 1996 and 1995                 11,417       10,479
  Other                                                1,087          974
MORTGAGE NOTES RECEIVABLE                             14,858       34,262
OTHER ASSETS                                           7,005        6,486
                                                  ----------    ---------
                                                  $1,025,925    $ 814,168
                                                  ==========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
MORTGAGE AND OTHER NOTES PAYABLE                  $  590,295    $ 392,754
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES              39,785       28,035
                                                  ----------    ---------
        Total liabilities                            630,080      420,789
                                                  ----------    ---------
COMMITMENTS AND CONTINGENCIES
 (NOTES 4 AND 13)
DISTRIBUTIONS AND LOSSES IN EXCESS
 OF INVESTMENT IN UNCONSOLIDATED AFFILIATES            8,616        8,795
                                                  ----------    ---------
MINORITY INTEREST                                    114,425      113,692
                                                  ----------    ---------
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 5,000,000
    shares authorized, non issued                         --           --
  Common stock, $.01 par value, 95,000,000
    shares authorized, 20,965,790 and
    20,837,099 shares issued and outstanding
    in 1996 and 1995, respectively                       210          208
  Excess stock, $.01 par value, 100,000,000
    shares authorized, none issued                        --           --
  Additional paid-in capital                         293,824      291,182
  Accumulated deficit                                (20,855)     (20,142)
  Deferred compensation                                 (375)        (356)
                                                  ----------    ---------
        Total shareholders' equity                   272,804      270,892
                                                  ----------    ---------
                                                  $1,025,925    $ 814,168
                                                  ==========    =========

     The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

                                                Year Ended      Year Ended      Year Ended
                                                December 31,    December 31,    December 31,
                                                   1996            1995            1994
                                                ------------    ------------    ------------
REVENUES:
 Rentals:
   Minimum                                      $ 93,217        $ 82,319        $ 67,591
   Percentage                                      2,724           2,811           1,641
   Others                                          1,758           1,507           1,137
 Tenant reimbursements                            42,447          38,370          31,609
 Management and leasing fees                       2,377           2,235           2,085
 Development fees                                      7             271             150
 Interest and other                                4,275           4,214           3,881
                                                ------------    -------------   ------------
        Total revenues                           146,805         131,727         108,094
                                                ------------    -------------   ------------
EXPENSES:
 Property operating                               24,232          21,611          18,062
 Depreciation and amortization                    25,439          22,834          19,418
 Real estate taxes                                11,587          10,087           8,738
 Maintenance and repair                            8,957           8,991           6,708
 General and administrative                        8,467           8,049           8,327
 Interest                                         31,684          31,951          22,674
 Other                                               646             605             164
                                                ------------    --------------  -------------
        Total expenses                           111,012         104,128          84,091
                                                ------------    --------------  -------------
INCOME FROM OPERATIONS                            35,793          27,599          24,003
GAIN ON SALES OF REAL ESTATE ASSETS               13,614           2,213           2,135
EQUITY IN EARNINGS OF
  UNCONSOLIDATED AFFILIATES                        1,831           1,450           1,469
MINORITY INTEREST IN EARNINGS:
  Operating partnership                          (15,468)        (10,527)         (9,836)
  Shopping center properties                        (527)           (386)           (312)
                                                ------------    --------------  -------------
INCOME BEFORE EXTRAORDINARY ITEM                  35,243          20,349          17,459
EXTRAORDINARY LOSS ON EARLY
  EXTINGUISHMENT OF DEBT                            (820)           (326)           (312)
                                                ------------    --------------  -------------
        NET INCOME                              $ 34,423        $ 20,023        $ 17,459
                                                ============    ============== =============
EARNINGS PER COMMON SHARE:
  Income before extraordinary item              $   1.69        $   1.14        $   1.05
  Extraordinary loss on early
    extinguishment of debt                         (0.04)          (0.02)             --
                                                ------------    --------------  -------------
        Net income                              $   1.65        $   1.12        $   1.05
                                                ============    ============== =============
WEIGHTED AVERAGE SHARES OUTSTANDING               20,890          17,827          16,625
                                                ============    ============== =============

           The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except per share data)

                                                        Additional
                                          Common        Paid-in         Accumulated     Deferred
                                          Stock         Capital         Deficit         Compensation    Total
                                          ----------    ----------      -----------     ------------    -----------
BALANCE, December 31, 1993                $ 166         $219,526        $ (2,884)       $     --        $216,808
Net income                                   --               --          17,459              --          17,459
Dividends, $1.50 per share                   --               --         (24,941)             --         (24,941)
Issuance of 12,752 shares of
  common stock                               --              250              --            (250)             --
Amortization of deferred compensation                                         --              12              12
                                          -----------   ----------      -----------     -------------   -----------
BALANCE, December 31, 1994                  166          219,776         (10,366)           (238)        209,338
Net income                                   --               --          20,023              --          20,023
Dividends, $1.59 per share                   --               --         (29,799)             --         (29,799)
Issuance of 29,624 shares of common
  stock                                      --              602              --            (282)            320
Issuance of 4,163,500 shares
  through a public offering                  42           80,618              --              --          80,660
Minority interest in Operating
  Partnership                                --           (9,924)             --              --          (9,924)
Exercise of stock options                    --              110              --              --             110
Amortization of deferred compensation        --               --              --             164             164
                                          -----------   -----------     ------------    -------------   ------------
BALANCE, December 31, 1995                  208          291,182          (20,143)          (356)        270,892
Net income                                   --               --           34,423             --          34,423
Dividends, $1.68 per share                   --               --          (35,136)            --         (35,136)
Issuance of 34,891 shares of common
  stock                                       1              804               --           (347)            458
Exercise of stock options                     1            1,838               --             --           1,839
Amortization of deferred compensation        --               --               --            328             328
                                          -----------   -----------     ------------    -------------   ------------
BALANCE, December 31, 1996                 $210         $293,824        $ (20,855)       $  (375)       $272,804
                                          ===========   ===========     ============   =============  =============

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                  Year Ended     Year Ended     Year Ended
                                                  December 31,   December 31,   December 31,
                                                      1996           1995           1994
                                                  ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                          $ 34,423       $ 20,023       $ 17,459
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Minority investors' interest in earnings          15,995         10,913         10,148
    Depreciation                                      24,036         22,190         19,014
    Amortization                                       2,677          1,217            404
    Extraordinary loss on early
      extinguishment of debt                             820            326             --
    Gain on sales of real estate assets              (13,614)        (2,213)        (2,135)
    Equity in earnings of unconsolidated
      affiliates                                      (1,831)        (1,450)        (1,469)
    Issuance of stock under incentive plan               146             80             --
    Amortization of deferred compensation                328             94             --
    Write-off of development projects                    646            605             --
    Distributions from unconsolidated
      affiliates                                       3,398          3,186          2,084
    Distributions to minority investors              (15,874)       (15,182)       (12,083)
    Changes in assets and liabilities:
      Tenant and other receivables                    (1,051)        (2,837)        (2,906)
      Other assets                                      (487)           (75)         1,003
      Accounts payable and accrued liabilities         5,177         (7,900)        (2,087)
                                                  ------------   ------------   -----------
        Net cash provided by operating activities     54,789         28,977         29,432
                                                  ------------   ------------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate assets                     (141,842)       (57,654)       (98,109)
Acquisitions of real estate assets                  (103,464)       (32,301)            --
Capitalized interest                                  (6,978)        (4,290)        (2,784)
Revenue enhancing capital expenditures                (5,625)        (5,238)        (3,198)
Other capital expenditures                            (3,913)        (3,075)        (2,843)
Proceeds from sales of real estate assets             47,968          7,185          3,284
Additions to mortgage notes receivable                (3,697)        (2,006)        (3,344)
Payments received on mortgage notes receivable         3,193            396            164
Additional investments in and advances to
  unconsolidated affiliates                           (2,566)          (859)        (4,362)
Additions to other assets                             (1,092)        (1,848)        (1,416)
                                                  ------------   ------------    -----------
        Net cash used in investing activities       (218,016)       (99,690)      (112,608)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage and other notes payable       309,494        149,831        124,131
Principal payments on mortgage and other
  notes payable                                     (111,953)      (130,377)       (27,755)
Additions to deferred finance costs                   (1,173)          (708)        (1,071)
Refunds of finance costs                                 721             --             --
Proceeds from issuance of common stock                   178         80,681             --
Proceeds from exercise of stock options                1,839            110             --
Prepayment penalties on early
  extinguishment of debt                                  --            (95)            --
Dividends paid                                       (34,610)       (27,753)       (22,442)
                                                  ------------   ------------    -----------
        Net cash provided by financing activities    164,496         71,689         72,863
                                                  ------------   ------------    -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                1,269            976        (10,313)
CASH AND CASH EQUIVALENTS, beginning of period         3,029          2,053         12,366
                                                  ------------   ------------    -----------
CASH AND CASH EQUIVALENTS, end of period            $  4,298       $  3,029       $  2,053
                                                  ============   ============    ===========
SUPPLEMENTAL INFORMATION:
Cash paid during the period for interest,
  net of amounts capitalized                        $ 30,587       $ 31,923       $ 20,981
                                                  ============   ============    ===========

The accompanying notes are an integral part of these statements.

N 0 T E S   T 0   C 0 N S 0 L I D A T E D

F I N A N C I A L   S T A T E M E N T S


1.  ORGANIZATION

    CBL & Associates Properties, Inc. (the "REIT'), a Delaware corporation, is engaged in the development and operation of regional shopping malls and community centers, primarily in the southeast and northeast regions of the United States. The REIT owns an interest in and conducts its business activities through CBL &Associates Properties Limited Partnership (the "Operating Partnership"), which at December 31, 1996, owns controlling interests in a portfolio of properties consisting of fifteen regional malls, eight associated centers, each of which is part of a regional shopping mall complex, seventy-five community centers, and one office building. Additionally, the Operating Partnership owns noncontrolling interests in three regional malls. The Operating Partnership has two malls, two associated centers, four community centers, and two power centers currently under construction, and owns options to acquire certain properties owned by third parties. At December 3 1, 1996, the REIT owns a 69.03% general partnership interest in the Operating Partnership.

    The minority interest in the Operating Partnership is held primarily by CBL & Associates, Inc. and its affiliates (collectively "CBL") who contributed their interests in certain real estate properties and joint ventures to the Operating Partnership in exchange for a limited partnership interest in connection with the formation of the Operating Partnership in November 1993. At December 31, 1996, CBL owns a 30.97% limited partnership interest in the Operating Partnership (Note 9).

    In September 1995, the REIT completed a follow-on offering of 4,163,500 shares of its common stock at $20.625 per share. The net proceeds of $80.7 million were used to repay variable rate indebtedness on the REIT's revolving lines of credit.

    In January 1997, the REIT completed a spot offering of 3,000,000 shares of its common stock at $26.125 per share. The net proceeds of $74.3 million were used to repay variable rate indebtedness incurred in the REIT's development and acquisition program.

    To comply with certain technical requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the' Operating Partnership carries out the REIT's property management and development activities through CBL
& Associates Management, Inc. (the "Management Company"). The Operating Partnership holds 100% of the preferred stock and 5% of the common stock of the Management Company, with CBL holding the remaining 95% of the common stock. Through the ownership of the preferred stock, the Operating Partnership receives substantially all of the cash flow, and therefore enjoys substantially all of the economic benefits of the Management Company's operations. Due to the REIT's ability, as sole general partner, to control the Operating Partnership and Operating Partnership's rights to substantially all of the economic benefits of the Management Company, the accounts of each entity are included in the accompanying consolidated financial statements. The REIT, the Operating Partnership and the Management Company are referred to collectively as the "Company".

    All significant intercompany balances and transactions have been eliminated in the consolidated presentation.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Real Estate Assets
------------------

    Costs directly related to the acquisition and development of real estate assets, including overhead costs directly attributable to property development, are capitalized. Interest costs incurred during the development and construction period are capitalized.

    Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis generally over forty years for buildings and improvements and seven to ten years for equipment and fixtures. Tenant improvements are capitalized and depreciated on a straight-line basis over the life of the related lease.

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 on accounting for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to assets to be held and used. SFAS No. 121 also establishes accounting standards for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted SFAS No. 121 effective January 1, 1996. The adoption of SFAS No. 121 did not have a significant impact on the Company's consolidated financial position and results of operations.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include all cash and cash equivalent investments with original maturities of three months or less, primarily consisting of demand deposits in banks.


Deferred Financing Costs
------------------------

Deferred financing costs are included in other assets in the accompanying consolidated balance sheets and include fees and costs incurred to obtain long-term financing and are being amortized over the terms of the respective mortgage notes payable. Unamortized deferred financing costs are written off when mortgage notes payable are retired before the maturity date.

    Deferred financing costs of $231,000 were written off during 1995, due to the early repayment of mortgage notes payable. Such write-off is presented as a component of the extraordinary loss on early extinguishment of debt in the accompanying consolidated statement of operations.

Revenue Recognition
-------------------

Rental revenue attributable to operating leases is recognized on a straight-line basis over the initial term of the related leases. Certain tenants are required to pay additional rent if sales volume exceeds specified amounts. The Company recognizes this additional rent as revenue when such amounts become determinable. A substantial portion of the Company's rental income is derived from various national and regional retail companies.

Tenant Reimbursements
---------------------

The Company receives reimbursements from tenants for certain costs as provided in the lease agreements. These costs consist of real estate taxes, common area maintenance and other recoverable costs. Tenant reimbursements are recognized as revenue in the period the costs are incurred.

Management and Leasing Fees
---------------------------

Management fees are charged as a percentage of rentals and are recognized as revenue as they are earned. Leasing fees are charged for newly executed leases. These fees are recognized as revenues as they are earned.

Development Fees
----------------

Development fees are recognized as revenue on a pro rata basis over the development period.

Gain on Sales of Real Estate Assets
-----------------------------------

Gain on sales of real estate assets are recognized at the time title to the asset is transferred to the buyer, subject to the adequacy of the buyer's initial and continuing investment and the assumption by the buyer of all future ownership risks of operations of the property.

Income Taxes
------------

The REIT is qualified as a real estate investment trust under Section 856 through 860 of the Code and applicable treasury regulations. In order to maintain qualification as a real estate investment trust, the REIT is required to distribute at least 95% of its taxable income to shareholders and meet certain other asset and income tests as well as other requirements. As a real estate investment trust, the REIT will generally not be liable for federal corporate income taxes. Thus, no provision for federal income taxes has been included in the accompanying consolidated financial statements. If the REIT fails to qualify as a real estate investment trust in any taxable year, the REIT will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the REIT maintains its qualification for taxation as a real estate investment trust, the REIT may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income. State income taxes were not significant in 1996, 1995, and 1994.

Derivative Financial Instruments
--------------------------------

Interest rate swap agreements, which are principally used by the Company in the management of interest rate exposure, are accounted for on an accrual basis. Amounts to be paid or received under interest rate swap agreements are recorded in interest expense in the period in which they accrue.

Concentration of Credit Risk
----------------------------

The Company's tenants consist of national, regional and local retailers. Financial instruments which subject the Company to concentrations of credit risk consist primarily of tenant receivables. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of tenants.

Earnings Per Common Share
-------------------------

The computation of earnings per common share is based on net income and the weighted average number of shares outstanding during 1996, 1995, and 1994, after giving effect to stock options considered to be common stock equivalents. The fight to convert CBL's minority interest in the Operating Partnership into shares of common stock is not dilutive (Note 9).

Stock-Based Compensation
------------------------

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Effective in 1996, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires companies that do not choose to account for stock-based compensation as prescribed by the statement to disclose the pro forma effects on net income and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock-based compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3.  UNCONSOLIDATED AFFILIATES

The Company has investments in three partnerships and joint ventures all of which are reflected on the equity method of accounting in the accompanying consolidated financial statements and consist of the following at December 31, 1996:

                                     Property                Company's
Partnership                          Name                    Interest
Governor's Square Company            Governor's Square       47.5%
Madison Square Associates, Ltd.      Madison Square          50.0%
Mall Shopping Center Company         Plaza Del Sol           50.6%


Condensed combined financial statement information of the partnerships and joint ventures are presented as follows (in thousands):

                                                         December 31,
                                                    ----------------------
                                                      1996          1995
                                                    --------      --------
ASSETS:
   Net investment in real estate assets              $62,779       $ 62,346
   Other assets                                        3,132          2,876
                                                    ________       ________
         Total assets                                 65,911         65,222
                                                    ========       ========
LIABILITIES:
   Mortgage notes payable                             88,667         88,302
   Other liabilities                                   1,253          1,149
                                                    ________       ________
         Total liabilities                            89,920         89,451
                                                    ________       ________
OWNERS' DEFICIT:
   Company                                            (8,616)        (8,795)
   Other investors                                   (15,393)       (15,434)
                                                    ________       ________
         Total owners' deficit                       (24,009)       (24,229)
                                                    ________       ________
         Total liabilities and owners' deficit      $ 65,911       $ 65,222

                                                    ========       ========

                                Year Ended      Year Ended     Year Ended
                                December 31,    December 31,   December 31,
                                   1996            1995           1994
                                ___________    ___________    ___________
Revenues                          $21,014         $20,729        $21,019
                                ___________    ___________    ___________
Depreciation expense                2,592           2,583          2,452
Other operating expenses           14,668          15,171         15,546
                                ___________    ___________    ___________
Operating income                    3,754           2,975          3,021
Gain on sales of real
  estate assets                         1               -              -
                                ___________    ___________    ___________
Income before extraordinary
  item                              3,755           2,975          3,021
Extraordinary loss on early
  extinguishment of debt           (1,727)              -              -
                                ___________    ___________    ____________
         Net income                 2,028           2,975          3,021
                                ===========    ===========    ============
Company's share of:
Income before extraordinary
  item                              1,831           1,450          1,469
Extraordinary loss on early
  extinguishment of debt             (820)              -              -
                                ___________    ___________    ____________
         Net income                $1,011          $1,450         $1,469
                                ===========    ===========    ============

During 1996, the mortgage note payable on Governor's Square was refinanced with lower fixed rate debt. A prepayment penalty of approximately $1,727,000 was incurred in connection with the refinancing. The Company's share of this prepayment penalty has been reflected as extraordinary loss on early extinguishment of debt in the accompanying consolidated statement of operations.

    In general, contributions and distributions of capital or cash flows and allocations of income and expense are made on a pro rata basis in proportion to the equity interest held by each general or limited partner.


4.  MORTGAGE AND OTHER NOTES PAYABLE

Mortgage and other notes payable consist of the following at December 31, 1996 and 1995 (in thousands):

                                              1996             1995
       Permanent loans                      $473,305          $359,355
       Construction loans                     26,395            18,299
       Lines of credit                        90,595            15,100
                                            ________          ________
                                            $590,295          $392,754
                                            ========          ========

Permanent Loans
---------------

Permanent loans consist of loans secured by properties held by the Company at December 31, 1996 with a carrying amount of $638,942,000. At
December 31, 1996, permanent loans totaling $343,802,000 bear interest at fixed rates ranging from 7.31 % to 10.625%. Permanent loans totaling $129,503,000 bear interest at variable interest rates indexed to the prime lending rate or LIBOR rate (5.875% to 8.500% at December 31, 1996). Permanent loans mature at various dates from 1997 through 2014.

    At December 31, 1995, permanent loans totaling $262,055,000 bear interest at fixed rates ranging from 7.250% to 10.625%. Permanent loans totaling $97,300,000 bear interest at variable interest rates indexed to the prime lending rate or LIBOR rate (7.42% to 7.94% at December 31, 1995).

Construction Loans
------------------

At December 31, 1996, the Company had construction loans on four properties trader construction. The total commitment under the construction loans is $133,775,000, of which $26,395,000 is outstanding at December 31, 1996.
The construction loans mature in 1998 and bear interest at variable interest rates indexed to the prime lending rate or LIBOR rate (7. 10% to 7.25% at December 31 at 1996).

Lines of Credit
---------------

The Company maintains line of credit agreements with banks for construction and working capital purposes. At December 31, 1996, the Company has $137,000,000 available under its line of credit agreements of which $90,595,000 is outstanding. The lines expire at various dates through 1999 and bear interest at variable rates indexed to the prime lending rate or LIBOR rate (6.700% to 7.180% at December 31, 1996). At December 31, 1996, outstanding letters of credit issued under the line of credit agreements, not reflected in the accompanying consolidated balance sheets, total approximately $5,088,000. The line of credit agreements contain among other restrictions certain restrictive covenants including the maintenance of certain coverage ratios, minimum net worth and limitations on distributions.

Debt Maturities
---------------

As of December 31, 1996, the scheduled principal payments on all mortgage and other notes payable are as follows (in thousands):

         1997                                   $137,158
         1998                                    111,840
         1999                                     93,796
         2000                                     15,719
         2001                                     10,602
         Thereafter                              221,180
                                             ___________
                                                $590,295
                                             ===========

5.  MORTGAGE NOTES RECEIVABLE

Substantially all mortgage notes receivable are collateralized by wrap-around mortgages which are first mortgages on the underlying real estate and related improvements. Interest rates on these notes range from 9.25% to 11.0% at December 31, 1996.

6.  MINIMUM RENTS

The Company leases space in its shopping center properties to tenants. The leases are usually for five to twenty year periods and generally provide for renewals and annual rentals which are subject to upward adjustments based on tenant sales volume. Future minimum rents are scheduled to be received under noncancellable tenant leases at December 31, 1996, as follows (in thousands):

                 1997                       $113,762
                 1998                        104,028
                 1999                         97,269
                 2000                         89,178
                 2001                         82,609
                 Thereafter                  458,955

No single tenant collectively accounts for more than 10% of the Company's total revenue.


7.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well defined interest rate risks.

    Under interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional amount. At December 31, 1996 and 1995, the Company had two interest rate swap agreements outstanding with financial institutions, each expiring in 1998. One interest rate swap agreement fixes the LIBOR component on $50 million of the Company's LIBOR based variable rate debt at 5.52%. The Company will receive interest payments from the financial institution for the amount LIBOR exceeds 5.52% for each monthly settlement period. The second interest rate swap agreement has a notional amount of $5.5 million. On this agreement, the Company will receive interest payments at a rate equal to LIBOR plus 140 basis points
(7.18% at December 31, 1996) and will pay interest at a fixed rate of 8.5%.

    The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap agreements and nonderivate financial assets but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments.
Based on the interest rates for similar financial instruments, the carrying value of mortgage notes receivable is a reasonable estimation of fair value. The carrying value of mortgage and other notes payable, based on borrowing rates currently available to the Company, is a reasonable estimation of fair value at December 31, 1996. The fair value of mortgage and other notes payable was $414,028,000 at December 31, 1995. The fair value of the interest rate swap agreements, which represent the cash requirement if the existing agreements had been settled at year end, was not significant at December 31, 1996 and 1995.

9.       CBL RIGHTS

Pursuant to the Operating Partnership agreement, the limited partners were granted rights (the "CBL Rights") to convert their limited partnership interests in the Operating Partnership into shares of common stock, subject to certain Emits, and to sell to the REIT after November 3, 1996 part or all of their limited partnership interest in the Operating Partnership in exchange for shares of common stock or their cash equivalent at the REIT's election, as defined.

    CBL sold properties to the Operating Partnership in exchange for 34,246 and 190,688 limited partnership units in the Operating Partnership during 1996 and 1994, respectively.

    At December 31, 1996 and 1995, there remained outstanding CBL Rights to convert CBL's minority interest in the Operating Partnership to 9,408,006 and 9,373,760 shares of common stock, respectively.

10. 401(K) PROFIT SHARING PLAN

The Management Company maintains a 401(k) profit sharing plan (the "Plan), which is qualified under Section 401(a) and Section 401(k) of the Code to cover employees of the Management Company. All employees who have attained the age of 21 and have completed at least one year of service are eligible to participate in the Plan. The Plan provides for employer matching contributions on behalf of each participant equal to 50% of the portion of such participant's contribution which does not exceed 2.5% of such participant's compensation for the plan year. Additionally, the Management
Company has the discretion to make additional profit-sharing-type contributions not related to participant elective contributions. Total contributions by the Management Company were not significant for 1996, 1995, and 1994.

11. STOCK INCENTIVE PLAN

The Company maintains the 1993 Stock Incentive Plan (the "Plan") which permits the issuance of stock options and common stock to selected officers, employees and directors of the Company, up to 2,800,000 shares of common stock. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee").

    Stock options issued under the Plan allow for the purchase of common stock at the fair market value of the stock at the date of grant. Stock options granted to officers and employees under the Plan vest and become exercisable in installments on each of the first five anniversaries of the date of grant and expire ten years after the date of grant. Stock options granted to directors are fully vested upon grant, but may not be sold, pledged or otherwise transferred in any manner during the director's term or for one year thereafter.

    The Company accounts for its stock-based compensation plans under APB
No. 25, under which no compensation expense has been recognized for stock options granted as all employee options have been granted with an exercise price equal to the fair value of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes only in 1996. For SFAS No. 123 purposes, the fair value of each employee option grant has been estimated as of the date of grant using the Black-Sholes option pricing model and the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rate of 6.53% and 6.58%, expected life of 6.5 and 6.7 years, dividend yield of 7.64% and 7.75%, and expected volatility of 16% for 1996 and 1995. Using these assumptions, the fair value of the employee stock options granted in 1996 and 1995 is $860,000 and $965,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost for the plan been determined in accordance with SFAS No. 123, utilizing the assumptions detailed above, the Company's pro forma net income would have been $34,117,000 and $19,910,000 for the years ended December 31, 1996 and 1995, respectively. Pro forma net income per share would have been $1.63 and $1.12 for the years ended December 31, 1996 and 1995, respectively.

    The pro forma effect on net income in this pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

    A summary of the Company's stock option activity for 1996, 1995, and 1994 is as follows.


                                                                  Weighted-
                                                                  Average
                                                                  Exercise
                                      Shares       Option Price   Price
Outstanding at December 31, 1993           -            - -         -
 Granted                             384,000   $19.5625  -$20.3125   $19.57
 Exercised                                 -            -                -
                                  __________
Outstanding at December 31, 1994     384,000   $19-5625 -$20.3125     19.57
 Granted                             532,000   $19.6250 -$21.6250     19.63
 Exercised                            (5,600)  $19.5625               19.56
                                  __________
Outstanding at December 31, 1995     910,400   $19.5625 -$21.6250     19.61
 Granted                             582,000   $20.5000 -$25.6250     20.52
 Exercised                          (93,800)   $19.5625 -$21.6250     19.60
                                  __________
Outstanding at December 31, 1996  1,398,600)   $19.5625 -$25.6250    $19.99
                                  ==========

The weighted-average fair value of options granted during 1996 and 1995 was $1.66 and $1.62, respectively.

    Shares subject to options outstanding at December 31, 1996 have a weighted-average remaining contractual life of 8.6 years. Of the options outstanding at December 31, 1996, 165,400 are currently exercisable with a weighted-average exercise price of $19.68 per share.

    Under the Plan, common stock may be awarded either alone, in addition to, or in tandem with other stock awards granted under the Plan. The Committee has the authority to determine eligible persons to whom common stock will be awarded, the number of shares to be awarded and the duration of the vesting period, as defined.

    During 1996, the Company issued 26,780 shares of common stock under the Plan with a weighted-average grant-date fair value of $23.35 per share, of which 12,391 shares of common stock were immediately vested. The remaining 14,389 shares of common stock vest at various dates from 1997 to 1999.

    During 1995, the Company issued 28,606 shares of common stock under the Plan with a weighted-average grant-date fair value of $20.43 per share, of which 14,910 shares of common stock were immediately vested. The remaining 13,696 shares of common stock vest at various dates in 1997.

    During 1994, the Company issued 14,631 shares of common stock under the Plan with a weighted-average grant-date fair value of $18.625 per share, of which 1,879 shares of common stock were immediately vested and 671 shares vested in 1996. The remaining 12,081 shares of common stock vest in 1997.

    Deferred compensation related to the common stock is reflected in the accompanying consolidated statements of shareholders' equity based on the market value of the common stock at the date of grant and is amortized ratably over the period the awards vest.

12. RELATED PARTY TRANSACTIONS

CBL and certain officers of the Company have a significant minority interest in the construction company that has been engaged by the Company in the building of substantially all of the properties.

    The Management Company provides management and leasing services to affiliated partnerships and joint ventures not controlled by the Company. Revenue recognized for these services amounted to $1,537,000 in 1996, $1,419,000 in 1995, and $1,292,000 in 1994.

    A company that provides security, maintenance, cleaning services and background music for certain of the real estate properties is majority owned by officers of the Company. Expenses related to these services were not significant in 1996, 1995, and 1994.

    In 1995 and 1994, officers of the Company had an ownership interest in a company engaged in the title insurance business that had written title insurance on certain of the real estate properties. Expenses related to these services were not significant in 1995 and 1994.

    An insurance agency that has served as agent with respect to the placing of insurance on certain of the real estate properties is majority owned by certain employees of the Management Company. Total insurance premiums paid by the Company to the related insurance agency were $2,229,000 in 1996, $1,750,000 in 1995, and $1,527,000 in 1994.

13. CONTINGENCIES

The Company is currently involved in certain litigation arising in the ordinary course of business. In the opinion of management, the pending litigation will not materially affect the financial statements of the Company. Additionally, based on environmental studies completed to date on the real estate properties, management believes exposure related to environmental cleanup will be immaterial to the consolidated financial position and consolidated results of operations of the Company.

14. OPERATING PARTNERSHIP

Condensed financial statement information for the Operating Partnership is presented as follows (in thousands):

                                                        December 31,
                                               _____________________________
                                                   1996             1995
ASSETS:
  Net investment in real estate assets           $ 987,260        $758,938
  Other assets                                      38,665          55,230
                                                __________        ________
    Total assets                                $1,025,925        $814,168
                                                ==========        ========
LIABILITIES:
  Mortgage and other notes payable               $ 590,295        $392,754
  Other liabilities                                 27,027          16,026
                                                __________        ________
    Total liabilities                              617,322         408,780
Distributions and losses in excess of
  investment in unconsolidated affiliates            8,616           8,795
Minority interest                                      729             466
OWNERS' EQUITY                                     399,258         396,127
                                                __________        ________
    Total liabilities and owners' equity        $1,025,925        $814,168
                                                ==========        ========

                                   Year Ended     Year Ended    Year Ended
                                   December 31,   December 31,  December 31,
                                       1996           1995        1994
Revenues                              $146,805      $131,727      $108,094
                                   ___________    __________    __________
Depreciation expense                    25,439        22,834        19,418
Other operating expenses                85,573        81,294        64,673
                                   ___________    __________    __________
Operating income                        35,793        27,599        24,003
Gain on sales of real estate
  assets                                13,614         2,213         2,135
Equity in earnings of
  unconsolidated affiliates              1,831         1,450         1,469
Minority investors' interest              (527)         (386)         (312)
                                   ___________    __________    __________
Income before extraordinary item        50,711        30,876        27,295
Extraordinary loss on early
  extinguishment of debt                  (820)         (326)            -
                                   ___________    __________    __________
   Net income                         $ 49,891      $ 30,550      $ 27,295
                                   ===========    ==========    ==========

15. RECLASSIFICATIONS

Certain reclassifications have been made to prior years' financial information to conform with the 1996 presentation.


16. QUARTERLY INFORMATION (UNAUDITED)
    (in thousands, except per share amounts)

                                             Income               Earnings
                                              From        Net     Per Common
         1996                  Revenues    Operations     Income  Share (1)
         Quarter ended:

         March 31              $ 35,380      $ 8,621    $ 6,737   $ .32
         June 30                 35,969        8,614     10,897     .52
         September 30            35,491        8,935      6,779     .32
         December 31             39,965        9,623     10,010     .47
                               --------      -------    -------   -----
         Total                 $146,805      $35,793    $34,423   $1.65
                               ========      =======    =======   =====



                                              Income              Earnings
                                                From      Net     Per Common
         1995                  Revenues    Operations     Income  Share (1)
         Quarter ended:

         March 31              $ 30,718      $ 6,472    $ 4,500   $ .27
         June 30                 31,502        6,141      4,965     .30
         September 30            33,128        6,485      4,536     .28
         December 31             36,379        8,501      6,022     .29
                               --------      -------    -------   -----
         Total                 $131,727      $27,599    $20,023   $1.12
                               ========      =======    =======   =====

(1) The sum of quarterly earnings per share amounts may differ from annual earnings per share.



To the Board of Directors of CBL & Associates Properties, Inc.:

We have audited the accompanying consolidated balance sheets of CBL & ASSOCIATES PROPERTIES, INC. (a Delaware corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBL & Associates Properties, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             ARTHUR ANDERSEN LLP

Chattanooga, Tennessee
February 4, 1997


 S H A R E H O L D E R   I N F O R M A T I O N



CORPORATE OFFICES

         CBL & Associates Properties, Inc.
         One Park Place
         6148 Lee Highway
         Chattanooga, Tennessee 37421-2931
         (423) 855-0001

REGIONAL OFFICES

         CBL & Associates Properties, Inc.
         Watermill Center
         800 South Street, Suite 395
         Waltham, Massachusetts 02154-1439
         (617) 647-3330

TRANSFER AGENT AND REGISTRAR
         The First National Bank of Boston
         c/o Boston EquiServe
         Post Office Box 644
         Boston, Massachusetts 02102-0644
         (617) 575-3400

DIVIDEND REINVESTMENT PLAN
         Shareholders may automatically reinvest their dividends in additional Common Stock of the Company through the Dividend Reinvestment Plan which also provides for purchase by voluntary cash contributions. For additional information, please contact Bank of Boston or John R. Martin, Jr. at CBL & Associates Properties, Inc.

ANNUAL MEETING OF SHAREHOLDERS
         The annual meeting of shareholders will be held at 11:00 a.m.
         (EDT) at the Chattanooga Marriott at the Convention Center,
         2 Carter Plaza, Chattanooga, Tennessee, on Thursday, May 1, 1997.

INDEPENDENT AUDITORS
         Arthur Andersen LLP
         Chattanooga, Tennessee

COUNSEL
         Shumacker & Thompson, P.C.
         Chattanooga, Tennessee

         Willkie Farr & Gallagher
         New York, New York

STOCK EXCHANGE LISTING
         New York Stock Exchange
         Symbol: CBL

FORM 10-K
         Copies of the CBL & Associates Properties, Inc. Annual Report and Form 10-K are available, without charge, upon written request to John R. Martin, Jr., Vice President Corporate Relations and Marketing, CBL & Associates Properties, Inc., One Park Place, 6148 Lee Highway, Chattanooga, Tennessee 37421-2931.


QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION
         The following table presents the dividends declared and the high and low closing sale price of the common stock as listed on the New York Stock Exchange for each quarter of 1995 and 1996.


                                            Market Quotations
                                  --------------------------------------
                                  High           Low           Dividends
1996 QUARTER ENDED
March 31                          $22.000       $20.375         $0.4200
June 30                           $22.875       $19.750         $0.4200
September 30                      $23.500       $21.500         $0.4200
December 31                       $25.875       $22.750         $0.4200

1995 QUARTER ENDED
March 31                          $21.125       $18.875         $0.3975
June 30                           $20.250       $19.125         $0.3975
September 30                      $20.000       $19.875         $0.3975
December 31                       $20.000       $20.125         $0.3975


Member of National Association
of Real Estate Investment Trusts, Inc.


DIRECTORS AND  EXECUTIVE   OFFICERS

CHARLES B. LEBOVITZ(3)
Chairman of the Board of Directors,
President and Chief Executive Officer

CLAUDE M. BALLARD(1)(2)
Director, Limited Partner,
Goldman Sachs & Co.

LEO FIELDS(1)(2)
Director, President, Weisberg & Fields, Inc.
Retired Vice Chairman,
Zale Corporation

JOHN N. FOY(3)
Director, Executive Vice President-Finance
Chief Financial Officer and Secretary

BEN S. LANDRESS(4)
Executive Vice President-Management

STEPHEN D. LEBOVITZ
Director, Executive Vice President-
Development and Treasurer

WILLIAM J. POORVU(1)(2)
Director, Adjunct Professor
Harvard Business School

WINSTON W. WALKER(2)(3)
Director, President, Walker & Associates
Retired President & CEO
Provident Life & Accident
Insurance Company

JAY WISTON(4)
Executive Vice President-Leasing

SENIOR MANAGEMENT:

RONALD L. FULLAM
Senior Vice President-Development

RONALD S. GIMPLE
Senior Vice President and
General Counsel

MICHAEL I. LEBOVITZ
Senior Vice President-Mall Projects

ERIC P. SNYDER
Senior Vice President and Director
of Corporate Leasing

AUGUSTUS N. STEPHAS
Senior Vice President-
Accounting and Controller

KENNY F. BURNETTE
Vice President-
Redevelopment/Expansion

JIM DUNN
Vice President and Director
of Leasing-Community Centers

MARK D. MANCUSO
Vice President-Development

JOHN R. MARTIN, JR.
Vice President-Corporate
Relations and Marketing

VERNON E. PIRTLE
Vice President and Director
of Operations-Community Centers

JERRY L. SINK
Vice President-Mall Management

R. STEPHEN TINGLE
Vice President-Development

CHARLES W.A. WILLETT, JR.
Vice President-Real Estate Finance